Exhibit 99.2

TASMAN METALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED AUGUST 31, 2015

This discussion and analysis of financial position and results of operation is prepared as at November 26, 2015 and should be read in conjunction with the audited consolidated financial statements for the years ended August 31, 2015, 2014 and 2013 of Tasman Metals Ltd. (“Tasman” or “the Company”).  The following disclosure and associated financial statements are presented in accordance with International Financial Reporting Standards (“IFRS”).  Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis (“MD&A”) are quoted in Canadian dollars.

Forward Looking Statements

Certain statements found in this discussion may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995 or forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”).  Forward-looking statements reflect the speaker’s current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact.  Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, the implementation of the Norra Kärr amended and restated pre-feasibility study, changes in corporate goals, unexpected expenditures, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.  Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements.  Shareholders and other readers should not place undue reliance on forward-looking statements as such statements speak only as of the date of this discussion. Except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events, results or otherwise.

Historical results of operations and trends that may be inferred from this MD&A may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations.

All of the Company’s public disclosure filings, including its most recent management information circular, Form 20-F (in lieu of an Annual Information Form), material change reports, press releases and other information, may be accessed via www.sedar.com, www.sec.gov, or the Company’s website at www.tasmanmetals.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

Cautionary Note Regarding Reserve and Resource Disclosure

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933 (the “U.S. Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of an economic analysis, except a preliminary economic assessment provided certain additional disclosure requirements are met.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Unless otherwise indicated, all mineral resource estimates included in this document have been prepared in accordance with NI 43-101 and the CIM classifications system.  Accordingly, information contained in this document containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Company Overview

The Company was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 the Company completed a statutory amalgamation with Lumex Capital Corp. and Ausex Capital Corp. and the surviving corporation continued under the name of Tasman Metals Ltd.  On November 3, 2009 the Company commenced trading on the TSX Venture Exchange (“TSXV”) under the symbol “TSM”.  On December 2, 2011 the Company commenced trading on the NYSE MKT (formerly the NYSE AMEX) under the symbol “TAS”.

The Company is a junior resource company engaged in the acquisition and exploration of unproven REE properties and also holds interests in tungsten and chromite properties in Scandinavia and is considered an exploration stage company.  As at August 31, 2015 the Company has not earned any production revenue, nor found proven reserves on any of its mineral interests.

The Company’s main focus continues to be the exploration and assessment of the Company’s Norra Kärr property.  On March 2, 2015 the Company filed a pre-feasibility study on Norra Kärr.  As a result of a review by the British Columbia Securities Commission (“BCSC”), the Company filed an amended and restated pre-feasibility study (the “PFS”) on July 10, 2015 to clarify certain technical disclosure as announced by the Company on July 10, 2015.  See also “Exploration Projects - REE Projects, Sweden, Norra Kärr” in this MD&A.

On October 1, 2013 the Company filed a final short form base shelf prospectus with certain Canadian and U.S. securities regulatory authorities.  The shelf prospectus allowed the Company to offer, from time to time over a 25-month period, up to $25,000,000 of common shares, units and warrants.  The Company did not sell any securities under the prospectus which expired on November 1, 2015.

In January 2015 the Company announced that it was accepted as an observing member of the Critical Materials Institute (“CMI”).  CMI is an initiative of the U.S. Department of Energy (“DOE”) and is recognized as a leader in research to optimize the extraction and use of critical raw materials including REE’s.  The CMI team is coordinated and led by The Ames Laboratory in Iowa, with contribution from national laboratories, universities and various industry partners.  CMI’s focus is to develop technologies and strategies that reduce the criticality of REE’s and other elements which may hinder the current and future development and commercialization of clean energy technologies. The CMI aims to reduce the risks in Western REE supply chains, including the encouragement of diversification of supply sources.

Exploration Projects

As of the date of this MD&A the Company is the 100% owner of eight exploration claims and one mining lease for rare earth elements in Sweden and holds a 100% interest in eight exploration claims for tungsten in the Bergslagen district of Sweden.  In addition, Tasman has acquired a 100% interest in 54 claims or claim applications for chromite in Finland.

REE Projects

Sweden

In Sweden Tasman holds eight exploration claims and one mining lease, considered prospective for REEs.  Sweden is the home of REEs, as many were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing globally, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact florescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REEs to secure high-tech industry.

Norra Kärr

Norra Kärr lies in south-central Sweden, 15km NNE of the township of Gränna and 300km SW of the capital Stockholm in mixed forestry and farming land.  The project is 100% owned by Tasman, with a 25-year Mining Lease in place surrounded by an extensive area of exploration licences.  Norra Kärr is proximal to road, rail, power and operating ports, plus skilled personnel, minimizing the need for offsite infrastructure to be built by the Company in a development scenario.

Norra Kärr is a zirconium (Zr) and heavy REE enriched peralkaline nepheline syenite intrusion which covers 450m x 1,500m in area.  The deepest extents of the REE mineralized intrusion have not been delineated, but exceed 350m.  The rock units comprising the Norra Kärr intrusion are uncommon on a global scale, and include mineral phases that are comprised of or associated with REEs, Zr, Nb, Y and Hf.  The most abundant intrusion present is Grännaite, a medium grained syenite consisting of alkali feldspar, nepheline, aegirine, natrolite, eudialyte and catapleite.  Lesser units include Lakarpite (arfvedsonite-albite nepheline syenite), Pulaskite (microcline-arfvedsonite-albite nepheline syenite) and Kaxtorpite (eckermannite-microcline-aegirine-pectolite- nepheline syenite).

Mineralogical studies show nearly all of the REE in the deposit is found within the mineral eudialyte, with only trace britholite and mosandrite.  Eudialyte at Norra Kärr is relatively rich in REE’s compared to most other similar deposits globally, and also contains a very high proportion of high value heavy REE’s.

Spatial distribution of rare earth bearing minerals at Norra Kärr is very consistent.  TREO grade, mineral grain size and HREO/TREO% varies only slightly across the deposit in a concentric manner.  REE bearing minerals do not vary with either strike or depth to any significant degree.

Uranium (U) and thorium (Th) levels at Norra Kärr are considered very low for a REE-enriched intrusion and do not significantly exceed background levels in surrounding areas.  Thorium and uranium average value 6 ppm and 13 ppm respectively.

The first phase drill program by Tasman at Norra Kärr commenced in mid-December 2009.  A total of 121 exploration holes have now been completed, typically on 50m sections.

In May 2013 the Swedish Mining Inspectorate (Bergsstaten) granted a Mining Lease (the “ML”) to Tasman covering Norra Kärr, valid for 25 years when it is available for renewal.

In July 2015 Tasman filed the PFS which confirms Norra Kärr to be an economically robust project, with a long mine life, and the capacity to be a major producer of the most critical REE’s, dysprosium (Dy), yttrium (Y), neodymium (Nd) and terbium (Tb).  Readers are encouraged to read the entire PFS report available in its entirety on the SEDAR website at www.sedar.com, through EDGAR at www.sec.gov or on the Company’s website at www.tasmanmetals.com.  Tasman cautions that there is no certainty that the PFS will be realized.

GBM Minerals Engineering Consultants Limited (“GBM”), an independent engineering consulting group based in Twickenham, UK coordinated and authored the PFS.  The PFS is considered a complete study, addressing in addition to mining and processing, all required on site and off site infrastructure, land access, reagent and fuel transport and storage, power access, water recycling and purification, waste rock and tailings storage, and final closure.

The PFS’ economic assessment is based on conventional open pit mining with crushing, grinding, beneficiation and mineral dissolution occurring in the immediate vicinity of the pit.  The PFS includes a new Mineral Resource calculation to provide for a 20-year mine life.  An average annual rare earth oxide (REO) output of some 5,100 tonnes is envisaged, reflecting the recommendations of a market study for the most critical REE’s.  Mineralized material is processed via a simple flowsheet, comprising crushing, grinding, magnetic separation, sulphuric acid leaching and precipitation of a purified mixed REE-oxalate which is calcined to form a mixed REO product.

The PFS model provides for REE separation to individual saleable oxides by an external partner on a commercial basis.  Such REE separation facilities operate within Europe today.

Engineering and design work under the PFS has focussed on identifying the lowest risk process solutions.  The result is a simple operation, with consistent use of commercially available technology, and use of external partners where appropriate.  Sweden is very highly regarded for quality, efficiency and world-leading productivity, skills essential in the consistent delivery of high purity REE products.

Key project and PFS attributes include:

•	After-tax Net Present Value (NPV) of US$313 million using a 10% discount rate
•	Internal Rate of Return (IRR) of 24% pre-tax and 20% after tax using a 10% discount rate
•	Initial capital cost of US$378 million including contingency – low for long mine life heavy REE producer
•	Major exposure to the most critical REE’s, with 74% of revenue from magnet metals Dy, Nd, Pr, Tb, Sm
•	Norra Kärr is the only REE project at PFS stage within the European Union
•	Project able to produce more than 200 tonnes of dysprosium oxide per year for at least 20 years
•	No requirement in flowsheet or economic model for proprietary or commercially untested technologies
•	25-year mining lease is already granted
•	Highest heavy rare earth oxide to total rare earth oxide ratio (HREO/TREO) of all major Western projects at 53%
•	Conventional open pit mining, with a 20 year life of mine stripping ratio of 0.73
•	Attractive location with extensive transport/power/water infrastructure in place and close to major European REE consumers
•
High leverage to anticipated increase in REE prices.  Most revenue from Dy, Nd, Tb - the most in demand metals.  Only 2.6% of revenue from cerium (Ce) and lanthanum (La) which are forecast to remain in long term oversupply

PFS Key Financial and Operating Metrics

Key results and operational assumptions of the Norra Kärr PFS are provided in Tables 1 - 3 below.

Table 1: PFS Financial Results, Norra Kärr Project
FINANCIAL RESULT	VALUE
Initial capital cost (million)	US $378
Pre-tax / After-tax IRR	24% / 20%
Pre-tax / After-tax NPV at 10% discount rate (million)	US $456 / US $313
After-tax payback period	4.9 years
Mine life	20 years
TREO basket price/kg	US $64.57
Average annual operating cash flow (after-tax) (million)	US $96

Table 2: PFS Financial Results at Various Discount Rates, Norra Kärr Project
(base case highlighted in grey)
DISCOUNT RATE (%)	NPV - POST TAX (US$ M)	NPV - PRE TAX (US $ M)
6	620.2	837.1
8	443.9	619.1
10	312.7	456.2
12	213.7	332.8

Table 3: PFS Operating Assumptions, Norra Kärr Project
OPERATIONAL METRICS	VALUE
Average annual mineralized material mining rate (million tonnes)	1.18
Average Annual Total Rare Earth Oxide (TREO) production (tonnes)	5,119
Average Annual Saleable TREO production (tonnes) (excludes Ho, Er, Tm, Yb)	4,733
Average Mining Grade, % TREO	0.59%
Average Mining Grade, ppm Dy2O3	269
Life of Mine (20 year) Strip ratio (waste to mineralized material)	0.73 : 1
Beneficiation Plant recovery rate	89%
Hydrometallurgical Average annual Feed Rate (tonnes)	5,235
Hydrometallurgical Recovery Rate	86%
Overall Recovery	77%
Separation Charge per kg TREO (Converting Mixed to Individual REO’s)	US $19
Operating cost per tonne processed, including REO separation	US $179.60
Operating cost per kg TREO, including REO separation	US $39.69

Demand for high-strength magnets are widely forecast to grow at 5-10% annually and the REE’s used in these magnets (Nd, Pr, Dy, Tb, Sm) presents the strongest opportunity in the REE sector.  Magnet metals comprise 74% by revenue and 26% by volume at Norra Kärr, indicating the project presents strong exposure to this high growth market.  The elements identified by the U.S. Department of Energy as critical to “clean energy” with supply uncertainty (Nd, Dy Eu, Tb, Y), comprise 85% by revenue and 49% by volume at Norra Kärr.

Mineral Resource and Mineral Reserve Estimate

Following a supply and demand study of various REE market segments the PFS Mineral Resource and pit was calculated to allow for production of 5,000 tonnes per year of separated REO over a mine life of 20 years.  This production rate was chosen due to the globally significant output of dysprosium, yttrium and terbium from Norra Kärr under this scenario.

The optimized pit model provided the in-pit Mineral Resource estimate as given in Table 4.  The Mineral Resource estimation was completed using a 3D block modeling approach utilising Datamine Studio 3® software.  A TREO cut-off grade of 0.4% shall be considered as the “base case”.

The database used for Mineral Resource calculation contained sample data from 119 diamond drill holes (20,420m) containing 9,986 samples.  All work completed by Tasman was considered to be of a high standard, with robust QA/QC protocols in place that demonstrated precision and accuracy of samples.

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resource.  This section uses the term “indicated mineral resource”.  We advise U.S. investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. Investors are cautioned not to assume that any part or all of an indicated mineral resource will ever be converted into reserves.

Table 4: Indicated Mineral Resource for Norra Kärr Project, Effective Date January 13, 2015.
TREO % Cut-Off Grade	Tonnes (M)	TREO (%)	% HREO in TREO	Dy2O3 (%)	Y2O3 (%)	Eu2O3 (%)	La2O3 (%)	Nd2O3 (%)	Ce2O3 (%)	Gd2O3 (%)	Tb2O3 (%)	Pr2O3 (%)	Sm2O3 (%)	Lu2O3 (%)
0.2	36.82	0.55	53.2	0.0253	0.2005	0.0020	0.0519	0.0603	0.1156	0.0183	0.00371	0.01504	0.01647	0.00227
0.4	31.11	0.61	52.6	0.0273	0.2178	0.0022	0.0573	0.0668	0.1282	0.0200	0.00403	0.01668	0.01815	0.00238
0.6	17.12	0.68	52.2	0.0299	0.2429	0.0025	0.0621	0.0769	0.1441	0.0226	0.00447	0.01896	0.02083	0.00251

Notes:
1.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
2.	Mineral Resources are reported inclusive of any Mineral Reserves.
3.	The Mineral Resources reported have been based on a 20 year pit.
4.	Mineral Resources are reported for combined Migmatitic Grennaite, Pegmatitic Grennaite, Grennaite with Catapleiite and Eudialyte Lakarpite mineralization only
5.	The Mineral Resources reported represent estimated contained metal in the ground and has not been adjusted for metallurgical recovery.
6.	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
7.	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
8.	Preferred Base Case Mineral Resources are reported at a TREO % cut-off grade of 0.4% TREO.
9.	Metal prices used for 20 year pit comprise:
Cerium Oxide	US$/g	0.005	Neodymium Oxide	US$/g	0.080
Dysprosium Oxide	US$/g	0.575	Praseodymium Oxide	US$/g	0.115
Erbium Oxide	US$/g	0.000	Samarium Oxide	US$/g	0.008
Europium Oxide	US$/g	0.700	Terbium Oxide	US$/g	0.950
Gadolinium Oxide	US$/g	0.040	Thulium Oxide	US$/g	0.000
Holmium Oxide	US$/g	0.000	Yttrium Oxide	US$/g	0.025
Lanthanum Oxide	US$/g	0.007	Ytterbium Oxide	US$/g	0.000
Lutetium Oxide	US$/g	0.900
10.	The potential development of Mineral Resources may be materially affected by legal, political, environmental or other risks.

Taking into account of modifying factors (loss/dilution, geotechnics) an open pit mine design was based on the optimized pit shell to provide an estimate of Mineral Reserves.

Cautionary Note to U.S. Investors Concerning Estimates of Proven and Probable Reserves.  The references in the following tables to “probable mineral reserves” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - Standards on Mineral Resources and Mineral Reserves - Definitions and Guidelines, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  Accordingly, the following information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Probable Mineral Reserves are reported at this stage due to the confidence of Mineral Resources, as provided in Table 5, with a full break down of REE’s in Table 6.  Probable Mineral Reserves total 23.6 million tonnes (Mt) of mineralized material at 0.59% TREO.  Mined waste totals 17.3 Mt for total 20-year mining of 40.8 Mt, life of mine stripping ratio (total waste : total mineralized material) of 0.73, and an average pit slope angle of 53 degrees.  Mineral Reserve estimates have been based on a 20 year mine life.

Table 5: Probable Mineral Reserves for Norra Kärr Project, Effective Date January 13, 2015.
Tonnes (M)	TREO (%)	HREO %	% HREO in TREO	Dy2O3 (%)	Y2O3 (%)	Eu2O3 (%)	La2O3 (%)	Nd2O3 (%)	Ce2O3 (%)	Gd2O3 (%)	Tb2O3 (%)	Pr2O3 (%)	Sm2O3 (%)	Lu2O3 (%)
23.6	0.592	0.314	53.1	0.0269	0.215	0.0022	0.0551	0.0648	0.124	0.0196	0.00396	0.0161	0.0178	0.00234

Notes:
1.	Mineral Reserves are reported based on material contained within the Final Mine Design.
2.	Mineral Reserves are designed for a 20yr mine life.
3.	Mineral Reserves are reported for combined Migmatitic Grennaite and Pegmatitic Grennaite only,
4.	Mineral Reserves reported have been adjusted for mining factors, at 3.5 % dilution and 5.0 % loss.
5.	Mineral Reserves are reported to 3 significant figures.
6.	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
7.	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
8.	Metal prices used for 20yr pit comprise:
Cerium Oxide	US$/g	0.005	Neodymium Oxide	US$/g	0.080
Dysprosium Oxide	US$/g	0.575	Praseodymium Oxide	US$/g	0.115
Erbium Oxide	US$/g	0.000	Samarium Oxide	US$/g	0.008

Europium Oxide	US$/g	0.700	Terbium Oxide	US$/g	0.950
Gadolinium Oxide	US$/g	0.040	Thulium Oxide	US$/g	0.000
Holmium Oxide	US$/g	0.000	Yttrium Oxide	US$/g	0.025
Lanthanum Oxide	US$/g	0.007	Ytterbium Oxide	US$/g	0.000
Lutetium Oxide	US$/g	0.900
9.	Indicated Mineral Resources are inclusive of Mineral Reserves.
10.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
11.	The potential development of Mineral Resources may be materially affected by legal, political, environmental or other risks.

Table 6: Composition of TREO in 20-Year Mineral Reserve, Norra Kärr
RARE EARTH OXIDE	GRADE (%)	RELATIVE DISTRIBUTION
Lanthanum (La)	0.0551	9.3%	LIGHT REE
Cerium (Ce)	0.1240	20.9%
Praseodymium (Pr)	0.0161	2.7%
Neodymium (Nd)	0.0648	10.9%
Samarium (Sm)	0.0178	3.0%
Total Light REO	0.2778	46.9%

Europium (Eu)	0.0022	0.37%	HEAVY REE
Gadolinium (Gd)	0.0196	3.3%
Terbium (Tb)	0.0040	0.7%
Dysprosium (Dy)	0.0269	4.5%
Holmium (Ho)	0.0059	1.0%
Erbium (Er)	0.0184	3.1%
Thulium (Tm)	0.0028	0.5%
Ytterbium (Yb)	0.0172	2.9%
Lutetium (Lu)	0.0023	0.4%
Yttrium (Y)	0.2150	36.3%
Total Heavy REO	0.3143	53.1%

TREO	0.5920	100%

Other Metals
ZrO2	1.84
Hf	0.0286
U	0.0013
Th	0.0006

Samples submitted by Tasman, used with the Mineral Resource calculation quoted above, were analyzed by the ME-MS81 technique by ALS Minerals’ laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The Qualified Person for the Company’s exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists oversaw this data collection.

Mining

The Norra Kärr REE deposit, as modelled in the PFS is a single body of mineralization, some 300m x 700m in size at surface, which begins under 0.5m average of soil cover.  Under the PFS, mining at Norra Kärr is planned as a single simple open pit that will extend from surface to a maximum depth of 160m over a 20 year mine life.  It is anticipated that average annual tonnes of mineralized material mined would be 1.18 million while waste rock mined would be 0.84 million.  Many intersections of mineralized rock that exceed the 0.4% TREO cut-off lie below the 20-year pit.

Processing

Flowsheet design as incorporated in the PFS is the result of three years of mineralogical, comminution, beneficiation and leaching research and testwork at a variety of leading facilities.  Much of this work has been under the guidance of GBM, who have integrated all results in the process design.

Early research on Norra Kärr identified that almost all (>95%) of REE’s are hosted by the zircono-silicate mineral eudialyte.  Eudialyte is weakly (para) magnetic, and therefore magnetic separation has been the focus of processing research.  Metso’s HGMS equipment gave the most satisfactory performance, resulting in a clean and high recovery eudialyte-rich mineral concentrate.  Gangue in this mineral concentrate is limited to the mafic mineral aegirine, which is not acid soluble under normal leaching conditions.

Optimization of magnetic separation increased REE recovery in beneficiation to in excess of 86% in less than 35% of the original mass, such that flotation is no longer deemed necessary as was envisaged under the Norra Kärr Preliminary Economic Assessment published July 2013.  Magnetic separation shall use standard commercial equipment and does not require process chemicals.  Beneficiation recovery higher than 90% is now anticipated and targeted.

Most hydrometallurgical research has been completed by ANSTO Minerals in Australia.  ANSTO tested a process of sulphuric acid leaching, leach solution purification, REE solvent extraction and precipitation of an REE-concentrate.

Sulphuric acid was chosen due to its relatively low cost, and its widespread availability in Sweden.  A railway line which passes only 25km from Norra Kärr currently transports bulk sulphuric acid from Swedish company Boliden’s Swedish and Finnish base metal smelters.  Boliden was selected as the preferred supplier of sulphuric acid under the PFS, with combined train and road transport capability to site.

Under the hydrometallurgical process developed, leaching is undertaken at ambient temperature and pressure.  High temperature roasting is not required to dissolve eudialyte.  Improvements in magnetic separation efficacy during 2014 significantly reduced the amount of sulphuric acid-consuming gangue minerals within the eudialyte-rich mineral concentrate.  As a result, sulphuric acid consumption per tonne of mineralized material has fallen to 85 kg/tonne.

A heavy REE enriched, low impurity oxalate has been precipitated by ANSTO with a grade of approximately 45% REE.  This oxalate can be easily calcined to a high grade REE-oxide subject to customer requirements.  The composition of this oxalate is provided in Table 7.

The beneficiation and hydrometallurgy flowsheet is provided in Figure 1.

Table 7: Composition of REE-oxalate precipitated by ANSTO Minerals from Norra Kärr project, with
REO relative abundance (when converted to oxide)
Element	Weight % REE in Oxalate Solid	REO as % of TREO
La	4.94	10.7	LIGHT REE
Ce	10.75	23.2
Pr	1.46	3.1
Nd	6.76	14.5
Sm	1.65	3.5
Eu	0.27	0.6	HEAVY REE
Gd	1.66	3.5
Tb	0.35	0.7
Dy	2.19	4.6
Ho	0.49	1.0
Er	1.29	2.7
Tm	0.18	0.4
Yb	1.14	2.4
Lu	0.15	0.3
Y	12.21	28.6
Total REE	45.48	100%

Light REE %		55.1
Heavy REE %		44.9

Environmental & Permitting

Sweden is home to a significant and diverse mining industry, and a well-tested and transparent Minerals Act that has been in effect since 1992.

In 2013, Tasman was granted a 25-year Mining Lease for the Norra Kärr project.  The Mining Lease gives Tasman the full mineral rights for an initial period of 25 years, when it is then automatically renewed in 10 year increments if the mine is in operation.  The lease was granted by the Swedish Mining Inspectorate (Bergsstaten) after the assessment of environmental impact data that was collected by independent consultants and submitted by Tasman.  To commence mining, in addition to the Mining Lease an Environmental Permit must be granted to the project, pursuant to the provisions of the Swedish Environmental Code (1998:808). The application for an Environment Permit must include an Environmental Impact Assessment.

Current process design incorporates a water recycling plant, resulting in a substantial reduction of both make up water intake and the discharge water flow rate.  A detailed water management plan will be developed in later stages of project development.  The water management plan should be based on further information about quality as well as quantity of the water discharge.  Potential need for treatment of the discharge beyond that considered under the PFS will be investigated in the detailed water management plan.

A conceptual level mine closure plan has been prepared for the project under the PFS.  The mine closure plan will be further refined in the PFS design stage and during operations, to meet any conditions imposed by the Environmental Permit.  Mine closure targets are set so as to ensure safety and no significant on-site or off-site impact.

Figure 1: Processing Flowsheet for Norra Kärr

Capital Expenditures

The estimated start-up capital cost for the Norra Kärr project, as provided in Table 8, is considered low amongst its peer group of heavy REE projects that can support a mine life of 20 years.  The extensive existing road/power/rail infrastructure and the presence of a local skilled work force, minimizes the need for off-site infrastructure investment, whilst the ambient temperature and pressure processing conditions reduces the need for high capital cost process equipment.

Initial capital cost for Norra Kärr is estimated to be a relatively low US $378.3 million, including US $40.1 million in contingency and US $25.3 million in working capital.  It is estimated that an additional US $44.3 million shall be required during the life of the project in sustaining capital.

Table 8: Estimated Initial Capital Requirement for Norra Kärr Project under the PFS
COST AREA	INITIAL CAPITAL (US $ M)
Mining	$21.9
Process & Tailings	$169.5
Waste Management	$14.3
Product Handling	-
Infrastructure and Utilities	$18.1
General	$7.5
DIRECT TOTAL	$231.3

EPCM	$36.2
Field Indirect	$45.3
Contingency	$40.1
INDIRECT TOTAL	$121.6

FIXED CAPITAL TOTAL	$352.9

Working Capital	$25.3

TOTAL CAPITAL INVESTMENT	$378.3

Operating Costs

The operating cost estimates for the mine were developed by GBM as provided in Table 9.  The operating cost for Norra Kärr incorporates mining, milling, magnetic separation, leaching, purification, precipitation, calcination and transport of a mixed REE-oxide concentrate, as well as water management, tailings disposal, transport of material to and from site, general and administration fees along with associated infrastructure and services.

The operating cost estimate also assumes a separation or tolling charge of US $19 per kg, following discussion with various potential industry partners.  Operating costs are viewed as in keeping with peer heavy REE projects, and includes significant investments in water recycling, purification and efficient storage of tailing and waste rock.

Table 9: Operating Cost for Norra Kärr Project under the PFS
OPERATING COSTS	AVG ANNUAL (US $ M)	COST PER KG REO (US $)	% OF TOTAL OPEX (%)
MINING COSTS	$6.57	$1.35	3.4%
PROCESSING COSTS
Labour	$8.35	$1.71	4.3%
Reagents	$35.70	$7.32	18.4%
Maintenance and Consumables	$7.89	$1.62	4.1%
Utilities	$12.88	$2.64	6.7%
Water Treatment and Waste Management	$24.40	$5.00	12.6%
GENERAL AND ADMIN	$5.08	$1.04	2.6%
REFINING/SEPARATION COSTS	$92.60	$19.00	47.9%
TOTAL	$193.51	$39.69	100.0%

Rare Earth Pricing and Markets

Pricing assumptions used in the PFS financial model were provided by independent consultants and discussions with various industry partners, as provided in Table 10.

REE pricing is more challenging to forecast than other commodities, as they are traded on a contract basis and have varying pricing points based on purity, transaction volume and other supply conditions.  Sources for current REE pricing include news publications such as Metal-Pages, Asian Metal and Industrial Minerals.  These sources can provide regularly updated contract pricing data, though the volume of material sold that correspond with each price point is not known.

Table 10: Rare Earth Oxide Price Assumptions for Norra Kärr’s PFS
REE OXIDE	PFS Pricing (US $/kg)	Current (Dec 2014) (US $/kg)	Trailing 3 year Avg (US $/kg)
Ce2O3	5.00	4.65	11.88
La2O3	7.00	4.85	11.99
Pr2O3	115.00	117.00	110.94
Nd2O3	80.00	58.00	84.32
Sm2O3	8.00	16.50	27.59
Eu2O3	700.00	705.00	1,455.48
Gd2O3	40.00	46.50	65.34
Tb2O3	950.00	615.00	1,199.23
Dy2O3	575.00	340.00	670.69
Ho2O3	n/a	n/a	n/a
Er2O3	n/a	n/a	n/a
Tm2O3	n/a	n/a	n/a
Yb2O3	n/a	n/a	n/a
Lu2O3	900.00	n/a	n/a
Y2O3	25.00	14.00	44.40
NK Basket	$64.46	$41.42	$80.65

Project Opportunities

The Company, in conjunction with the PFS consultants, has identified a range of areas warranting further investigation during the planned project optimization phase.  Opportunities relating to process improvements and cost reductions of the existing flowsheet are underway, however additional opportunities for by-product development may be available.  Norra Kärr’s unique location in Europe surrounded by well-developed infrastructure and in close proximity to the large European population allows the supply of bulk materials to be considered.

Opportunities under consideration include:

•	further development of nepheline/feldspar product for ceramic and glass markets;
•	development of saleable Zr and Hf products for nuclear or ceramic industries;
•	development of silca-based thermal insulation products;
•	recycling and substitution of high cost reagents;
•	in-house separation/group separation;
•	removal of Ce/La on site to increase basket price;
•	recovery increase;
•	alternate water management solutions;
•	alternate mining scenarios; and/or
•	increasing mine life or production rate with expanded resource.

NI 43-101 Compliance

A technical report supporting the PFS is available in its entirety, on the SEDAR website at www.sedar.com, on the Company’s website at www.tasmanmetals.com or through EDGAR at www.sec.gov.  The PFS was prepared by GBM under the guidance of Michael Short, Principal Consultant for GBM who is a “Qualified Person” in accordance with NI 43-101.

The Mineral Resource and Mineral Reserve estimates were completed by Wardell Armstrong International Limited under the supervision of Greg Moseley and Mark Mounde, who are both “Qualified Persons” in accordance with NI 43-101.

The process for the integrated processing plant for the PFS was completed by GBM under the supervision of Thomas Apelt who is a “Qualified Person” in accordance with NI 43-101.

The infrastructure design and cost estimation for the PFS was completed by GBM under the supervision of Michael Short who is a “Qualified Person” in accordance with NI 43-101.

The environmental and social section and the permitting review for the PFS was completed by Golder Associate Oy under the supervision of Gareth Digges La Touche who is a “Qualified Person” in accordance with NI 43-101.

Olserum

On October 13, 2011 Tasman announced the acquisition of a 100% interest in a new heavy rare earth element project in southern Sweden, located only 100km east of Tasman’s flagship Norra Kärr project.  The Olserum project was purchased outright from a private UK registered company, Norrsken Energy Limited, for a total consideration of 37,746 common shares in Tasman.  The Company staked a further five claims surrounding the original Olserum claim in 2012, however, during fiscal 2015 the Company relinquished two of the claims.  The other three claims, known as Overum Nr. 1, Overum Nr. 2 and Overum Nr. 3, which continue to form part of Olserum, currently expire in December 2017 (and may be further extended to a maximum date in 2026).  The Company has submitted a mining lease application for the Olserum project.

Olserum is located approximately 10km from the Baltic coast, 30km north of the town of Västervik and 200km SSW of Stockholm.  The project is secured by a granted exploration claim of 1,100 Ha in size.

The REE potential of the Olserum region was first identified by the Swedish Geological Survey (“SGU”) in the early 1990’s, when a number of REE anomalous samples were collected and assayed from several locations.  The presence of yttrium (“Y”) enriched outcrops associated with historic iron ore prospects was noted.  In 2003 the Swedish exploration company IGE Resources AB (“IGE”) claimed the area, concentrating on the iron ore workings at Olserum.  During 2004 and 2005 a total of 27 diamond drill holes were drilled by IGE, 24 of which targeted the REE potential.

Drilling discovered a REE mineralized zone 600m in length and up to 100m wide.  Drilling was performed on 40m spaced profiles with typically two holes on each profile.

Petrological, MLA and microprobe research was undertaken to identify REE bearing minerals within 18 samples taken from Olserum drill core.  Mineralogy was determined to be simple, with coarse to fine grained xenotime, monazite and rare apatite recognized as the host to all significant REE’s.

Using all available drilling data, the independent resource estimate for Olserum was published in February 2013.  The resource estimate was prepared by consulting geologists at ReedLeyton Consulting Pty Ltd (“ReedLeyton”) following site visits, core sampling and geological modelling.  Following a review by the BCSC, a revised resource estimate was completed and filed in July 2013.  The conclusions reached in the amended Olserum technical report have not varied from those disclosed in the previously filed report.

Readers are encouraged to review the entire Olserum technical report available on the SEDAR website at www.sedar.com, on the Company’s website at www.tasmanmetals.com or through EDGAR at www.sec.gov.

Cautionary Note to U.S. Investors Concerning Estimates of Indicated Resources - This section uses the terms “Indicated Mineral Resource” and “Indicated Resource”.  We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources.  This section uses the term “Inferred Resource” (also referred to as “Inferred Mineral Resource”).  We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Mineral Resources were modelled applying six different TREO cut-off grades, with a base-case resource estimated using a TREO cut-off of 0.4% (Tables 11 and 12).  At this cut-off, Olserum hosts an Indicated Mineral Resource of 4.5 million tonnes grading 0.60% TREO and an Inferred Mineral Resource of 3.3 million tonnes grading 0.63% TREO, both with 34% of the TREO being the higher value HREO.  Table 13 and 14 provide the grade averages for rare earth oxides at the various cut-offs.

Table 11: Indicated Resource Estimate for the Olserum Deposit.
TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	Dy2O3 ppm	Y2O3 ppm	Nd2O3 ppm	Tonnes of Contained TREO
0.7	1.0	0.89	32.3	292	1800	1314	8,620
0.6	1.7	0.78	32.9	262	1610	1146	13,360
0.5	3.0	0.68	33.3	232	1420	996	20,650
0.4	4.5	0.60	33.9	209	1283	878	27,260	BASE CASE
0.3	6.3	0.53	34.4	187	1146	769	33,530
0.2	7.7	0.48	34.5	0.017	1042	700	37,030

Table 12: Inferred Resource Estimate for the Olserum Deposit.
TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	Dy2O3 ppm	Y2O3 ppm	Nd2O3 ppm	Tonnes of Contained TREO
0.7	0.9	0.85	31.8	288	1667	1294	7,947
0.6	1.6	0.77	32.5	264	1547	1151	12,088
0.5	2.5	0.69	33.6	242	1445	1018	16,960
0.4	3.3	0.63	33.7	222	1320	925	20,770	BASE CASE
0.3	4.2	0.57	33.9	202	1205	841	23,820
0.2	4.7	0.54	33.9	191	1134	790	25,050
Notes:
1.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
2.	TREO includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
3.	HREO includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
4.
The calculated resource is sensitive to cut-off grade which will be influenced by metallurgical operating costs.  Bench scale metallurgical tests were completed on an Olserum composite sample in 2005.  Magnetic and gravity separation gave a mineral concentrate of 14% rare earth oxide in only 5% of the mass with a recovery of 59%.

5.
The mineral resource estimate was completed by Mr Geoffrey Reed, Senior Consulting Geologist of ReedLeyton, and is based on geological and geochemical data supplied by Tasman, as audited by Mr Reed.  Mr Reed is an independent qualified person for the purposes of NI 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators.

6.
The resource estimate has been classified as an Indicated and Inferred Resource based on the distance-space between sample data within the current deposit outline.  Variograms were obtained from a variography study of TREO, with the continuity analysis showing a reasonable fit model in the major and semi major direction for the mineralised domains.

7.	The resource estimate is based on:
▪
A database of 31 “In Resource” drill holes totalling 5,297m of diamond drilling completed by Tasman and previous project owner IGE since 2004 where samples were composited on 1m lengths.  All assays by both Tasman and IGE were completed at laboratories in Vancouver, British Columbia.

▪
Specific gravity (SG) has an overall mean of 2.80 g/cc from 458 SG readings.  The mean of the mineralisation of 2.82 g/cc was used in the estimate and a mean of the host rock of 2.67 g/cc was used in the estimate

▪	Block model was estimated by ordinary kriging interpolation method on blocks 5m (x) x 20m (y) x 10m (z).
▪	Metallurgical test work at Olserum is in progress and no information was available at the time of this resource calculation.

In order to demonstrate that the mineralization as estimated in the block model has a reasonable expectation of being mined at some time in the foreseeable future, ReedLeyton completed a mining optimisation exercise.  As the mining concept for the Olserum Deposit is currently surface mining, Whittle® software was used to generate a conceptual pit shell.  Notwithstanding the pit optimisation exercise, it has not resulted in an engineered and operational open-pit mine design.  Operating assumptions used for the Whittle® pit shell were based from the Norra Kärr PEA.  Norra Kärr lies 100km northwest of Olserum with similar grade and surface aspect.  The economic assumptions used to derive the optimised pit shell include:

•	Stripping Cost $/tonne mined US $3.66
•	Mining Cost $/tonne mined US $3.66
•	Processing Cost $/tonne mineralized material US $41.48
•	REO Recovery 80.0%
•	Discount to TREO Basket Price 38.0% (accounts for REO separation charge)
•	Discounted TREO Price US $31.0 kg
•	5 percent mining loss, 5 percent for mining dilution

Overall, ReedLeyton considered these assumptions are fair for the purpose of determining reasonable prospects for economic extraction of the Olserum deposit but do not demonstrate that the mineralization is economic, since the exercise is not at the level of a preliminary economic assessment and does not conform to the studies required for a preliminary economic assessment.

The drill-defined Mineral Resource at Olserum begins at surface and is open at depth and to the east.  The resources comprise parallel bodies of mineralization, with lower grade intervening material, trending approximately east-west and dipping steeply to the north.  Host rock to mineralization is a biotite and amphibole bearing foliated quartzite, with veins and patches of magnetite.  It is interpreted that mineralization may represent heavy mineral sediments which have been subsequently metamorphosed and folded.  Tables 13 and 14 provide the grade averages for rare earth oxides at the various cut offs.

Table 13: Indicated Resource Estimate Rare Earth Oxide Grade Averages for the Olserum Deposit.
TREO % Cut-off	La2O3	Ce203	Pr203	Nd203	Sm203	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
0.7	0.125	0.281	0.034	0.131	0.029	0.001	0.029	0.005	0.029	0.006	0.017	0.002	0.015	0.002	0.180
0.6	0.109	0.244	0.030	0.115	0.026	0.001	0.026	0.004	0.026	0.005	0.015	0.002	0.014	0.002	0.161
0.5	0.094	0.212	0.026	0.100	0.023	0.001	0.023	0.004	0.023	0.005	0.014	0.002	0.012	0.002	0.142
0.4	0.083	0.186	0.023	0.088	0.020	0.001	0.021	0.004	0.021	0.004	0.012	0.002	0.011	0.002	0.128
0.3	0.072	0.163	0.020	0.077	0.018	0.000	0.018	0.003	0.019	0.004	0.011	0.002	0.010	0.001	0.115
0.2	0.065	0.147	0.018	0.070	0.016	0.000	0.017	0.003	0.017	0.004	0.010	0.001	0.009	0.001	0.104

Table 14: Inferred Resource Estimate Rare Earth Oxide Grade Averages for the Olserum Deposit.
TREO % Cut-off	La2O3	Ce203	Pr203	Nd203	Sm203	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
0.7	0.118	0.270	0.033	0.129	0.030	0.001	0.029	0.005	0.029	0.006	0.016	0.002	0.014	0.002	0.167
0.6	0.105	0.241	0.030	0.115	0.027	0.001	0.026	0.005	0.026	0.005	0.015	0.002	0.013	0.002	0.155
0.5	0.093	0.213	0.026	0.102	0.024	0.001	0.024	0.004	0.024	0.005	0.014	0.002	0.012	0.002	0.145
0.4	0.084	0.194	0.024	0.093	0.022	0.001	0.022	0.004	0.022	0.005	0.013	0.002	0.011	0.002	0.132
0.3	0.077	0.176	0.022	0.084	0.020	0.000	0.020	0.003	0.020	0.004	0.012	0.002	0.010	0.001	0.121
0.2	0.072	0.166	0.020	0.079	0.018	0.000	0.019	0.003	0.019	0.004	0.011	0.002	0.010	0.001	0.113

In August 2013, the Company announced results of the first phase of metallurgical testing on representative mineralization samples from Olserum.  Magnetic separation and flotation tests produced a mineral concentrate with REE recovery in excess of 90% within a concentrate mass between 6% and 7% of the original sample.  This represents a very encouraging increase in REE grade of approximately 14 times. A very high grade magnetite concentrate was also produced as a by-product during testing. This metallurgical research, and the ongoing testing, was conducted and paid for under the European Commission’s EURARE research project and was press released by Tasman on July 17, 2013.

As anticipated, the low intensity magnetic separator (“LIMS”) was extremely efficient in the separation of magnetite from other minerals present.  In test 8 the magnetic concentrate comprised 2.93% of the rock mass and showed a grade of Fe 65.5%, being very close to the iron content of pure magnetite.  The best REE recovery results were obtained where highest REE recovery was achieved in the lowest concentrate mass (mass pull) as described below:

Table 15: REE recovery for various tests from Olserum
Test	Concentrate Mass (Mass Pull)	Ce Recovery (%)	La Recovery (%)	Y Recovery (%)
3A	6.80%	88.4%	88.8%	92.7%
3B	8.42%	89.6%	90.1%	93.8%
8	5.99%	87.9%	85.3%	91.2%

The Company has not been incurring significant costs on the Olserum project and does not intend to incur significant costs until a further financing is completed and the mining lease currently under the permitting process is granted.  The Company is, however, continuing with certain minor costs mainly through continued metallurgical research, the bulk of which are being funded through our participation in a European Union funding initiative studying the supply of critical materials (EURARE).

Tungsten Projects

Sweden

On October 7, 2013 Tasman purchased a portfolio of tungsten projects in the Bergslagen mining district of south-central Sweden.  In addition, during fiscal 2015, Tasman staked one additional tungsten claim.  This portfolio includes several of the largest known tungsten occurrences in Scandinavia, including the former Yxsjöberg mine which accounts for more than 90% of the tungsten previously produced in Sweden.

The acquired tungsten projects are approximately centered on the Yxsjöberg historical mine where a mill and tailings dam remains on site.  Simple road access links all project areas.  The data from the mines is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards.  Tasman has not completed sufficient exploration to verify the estimates and is not treating them as NI 43-101 defined resources or reserves verified by a qualified person; the historical estimate should not be relied upon.

Yxsjöberg

The Yxsjöberg historical mine is the by far largest known tungsten mineralization in Sweden, from which more than 90% of all tungsten produced in the country emanates.  The deposit is of a skarn-hosted tungsten-copper-beryllium- fluorite style consisting of three mineralized material bodies (Kvarnåsen, Nävergruvan, Finngruvan) which lie in the same folded, skarn altered limestone horizon.  Earliest records of mining date back to 1728 and small scale mining for copper continued intermittently until the 19th century.  The tungsten mineral scheelite (CaWO4) was first identified in 1862 and the earliest recorded production of tungsten in 1918.  A new concentrator was built in 1937, and a roasting furnace and gravity separator added in 1951.  A circuit for the production of fluorite concentrate was added in 1956.  Fluorite remains a potential by-product to any future operation.

The price of tungsten fell in the early 1960s, and the mine was closed in 1963 and subsequently allowed to flood.  By the end of the 1960s however, the tungsten price had recovered and interest was renewed.  In 1969 the Swedish State-owned mining company, AB Statsgruvor, acquired the mine and constructed a new concentrator and head frame.  This new plant began with gravity separation, but was converted to selective flotation in 1977.  The mine and plant were closed again in 1989 due to low tungsten prices, when the deepest levels of the mine had reached approximately

600m.  A total of more than 5 million tonnes of mineralized material averaging approximately 0.35% WO3 (with additional copper and fluorite) were extracted during the life of the Yxsjöberg mine.  Significant mineralization remained in situ at the final closure in 1989.

Apart from remediation and environmental management, the plant has largely been left untouched since the closure of the mine, as have two large tailings dams estimated to contain a total of 4.6 million metric tonnes of material.

Other

The other tungsten projects include Wigström, Sandudden, Gensgruvan, Gussarvet, and Gustavsberg.

Tasman is compiling historic data for this tungsten portfolio and completing low intensity surface prospecting and sampling activity.  Sampling and mapping have been undertaken and results are being interpreted.

Chromite Projects

In December 2014 the Company announced that it had entered into a letter of agreement with Kipu Metals Corp. (“Kipu”) under which the Company has acquired (the “Acquisition”) a 100% interest in a portfolio of stratiform chromite projects in north-eastern Finland totaling 11,400 ha in size (the “Chromite Portfolio”) in exchange for the refund of costs incurred to date of $45,529 by Kipu. Closing of the Kipu acquisition was completed on June 2, 2015.

Mr. Michael Hudson, a director of the Company, and Mr. Mark Saxon, the Company’s President, CEO and a director, are also directors and shareholders of Kipu.  As a result, the Acquisition is a related party transaction as such term is defined under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”).  The Acquisition is exempt from the valuation and minority shareholder approval requirements pursuant to exemptions available to the Company under MI 61-101 as the total consideration being received by Mr. Hudson and Mr. Saxon does not exceed 25% of Tasman’s market capitalization.

The Chromite Portfolio comprises the Akanvaara and Koitelainen projects that lie approximately 75 km apart in north-eastern Finland.  The projects are secured by 54 exploration claims and claim applications totaling 11,400 hectares in size.  North-eastern Finland has been a very active exploration district, following the discovery of the large Sakati Cu-Ni deposit by Anglo American, as announced in November 2011.

Akanvaara and Koitelainen are of a stratiform intrusion-hosted style, which together with similar deposits on the Kola Peninsula of Russia, constitute one of the largest known undeveloped resources of chromite in the world.  The Akanvaara and Koitelainen intrusions are part of a group of Archean/early Proterozoic mafic layered intrusions within the Fennoscandian Shield, which show cumulate igneous layering similar to other large layered intrusions (Fiskenaesset, Burakovka, Bushveld), and host deposits of chromite, vanadium, titanium, platinum group elements (“PGEs”) and gold.

Akanvaara

The Akanvaara layered intrusion is located 140 km northeast of the town of Rovaniemi, with simple vehicle access through a network of gravel logging and drill roads.  The closest rail access lies some 40km to the south, and a commercial airport in Kemijärvi being 62 km to the northeast.  The Akanvaara project consists of 53 granted claims for 4,750 hectares.

The Akanvaara mafic intrusion has a known surface area of about 50 km2, with a strike length along magmatic layering of 10 km and a total stratigraphic thickness of approximately 3.1 km.  The intrusion is characterised by a persistently layered sequence of mafic and ultramafic gabbro, pyroxenite, anorthosite and chromitite (chromium enriched) above a lower chilled margin.

The Geological Survey of Finland (“GTK”) discovered and explored the Akanvaara intrusion from 1990 to 1999, at which point the project was offered for tender.  Work completed by GTK included ground geophysical surveys (magnetic, electromagnetic, gravity); diamond drilling of 118 holes for a total of 18,136 m; and laboratory scale beneficiation testing on a number of mineralization styles.  Twenty-three (23) chromitite layers were discovered within the Akanvaara intrusion, each with different thickness, strike extent and potential, across a total stratigraphic thickness of 1,100 m.  Mineralized lenses vary from centimetre to tens of metres in thickness.

Following drilling, GTK completed an historic resource calculation on the three most persistent chromitite lenses and a vanadium enriched gabbro.  Cumulate layers are noted to be very strike extensive with predictable grade and thickness.  Historical resource estimates are provided in Table 16 and are based upon a report entitled “Akanvaaran intrusion kromi-, kromivanadiini, vanadiini- ja platinametalli- kultaesiintynay” by Mutatanen, T. 1998 on behalf of GTK.

Table 16:  Historical Resource Estimate for the Akanvaara Chromite Project, Finland
Name	Historical Resources (Million Tonnes)	Cr %	PGE ppm	V %	Comments
Akanvaara LC*	27.0	15.7	0.60	0.00
Akanvaara UC*	18.1	22.8	0.91	0.40	Reef thickness is 1 m, extent 7.9 km along strike, tonnage is estimated down to 300 m vertical depth where the occurrence is open along dip.
Akanvaara ULC*	10.0	15.3	0.00	0.00
Base of Magnetic Gabbro*	20.0	0.0	0.00	0.34	The 6 - 13 metres thick basal part of the magnetite gabbro unit, with V-rich magnetite. 20 million metric tons down to 100 metres (vertical) depth, with 0.34 % V, 0.10 % Cu, and 2.5 g/t Ag.

*
The data from these projects is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards.  Tasman has not completed sufficient exploration to verify the estimates and we are not treating them as NI 43-101 defined resources or reserves verified by a qualified person; the historical estimate should not be relied upon.

GTK commissioned a preliminary mineral processing test.  Samples from the Upper Chromitite horizon were used for flotation tests, which yielded a chromite concentrate with 33.8% Cr2O3 (chromium oxide) and 0.55% V with recovery of 92% and 88% respectively.  The chromite concentrate was shown to be relatively rich in iron, low in alumina and practically devoid of magnesium.  This suggests Akanvaara chromite-vanadium concentrate may have potential as a metallurgical and chemical grade raw material for production of ferrochrome, chrome-vanadium alloys and chrome chemicals.

Flotation tests completed on the uppermost lower chromitite (“ULC”) material gave a higher-grade concentrate of 38.3% Cr203, with the promising recovery of 86%.

A series of magnetic concentrates (approximately 10 - 12 weight % of the feed) were produced from the Magnetic Gabbro Unit which contained 1.55 - 1.59 weight % V with up to 60% recovery of vanadium.  A number of copper (Cu)-sulphide concentrates were also produced by flotation of this Magnetic Gabbro sample with a grade of 8 - 14% Cu, 1.4 g/t Au, 53 - 57 g/t Ag, 0.073 g/t Rh and 0.068 g/t Pt.

Subsequent to GTKs tender, the property was held by Finnish company Outokumpu, who evaluated Akanvaara for PGEs and recognised that magnetite-bearing gabbros in the uppermost section of the intrusion where little GTK drilling was complete were highly anomalous in PGEs (to 1.26 g/t).  Outokumpu completed 5 drill holes and undertook extensive surface sampling.

Koitelainen

The Koitelainen layered intrusion is located 75 km northwest of Akanvaara.  The nearest railroad is found in Salla, 100 km to the south, and the area is accessible by car through a network of gravel logging and drill roads.  The Koitelainen project consists of 1 claim application for 6,545 hectares and is totally contained within a Natura 2000 area.

The Koitelainen intrusion is a flat, oval-shaped anticline, 26 km x 29 km in size with an estimated maximum thickness of around 3.2 km.  The interior of the anticline is made up of Archean footwall rocks to the intrusion through which the intrusion was emplaced.  The intrusion is divided into an ultramafic Lower Zone (“LZ”), a gabbroic Main Zone (“MZ”) and a gabbroic Upper Zone (“UZ”).

Chromite mineralization at Koitelainen was first discovered in 1977, and two principal levels of chromite mineralization are now known.  The Lower Chromitite (“LC”) layers are found within a pyroxene cumulate, and are continuous in drilling over a distance of about 20 km.  Four to six layers each over 0.3 m thick, with Cr2O3 from 10.6% to 32.2% have been discovered, the thickest drill intersection being 2.9 metres.  The basal contacts are generally sharp; the hanging wall contact is gradational from massive chromitite to chromite-disseminated pyroxenite.  The Upper Chromitite (“UC”) layer is a distinct interval up to 2.2 metres thick containing 21% Cr2O3, 0.4% V and 1.1 ppm PGE.  The UC is strike continuous, and compositionally and mineralogically homogeneous.

From 1973 to 1999, 131 holes for a total of 16,440 m were drilled at a range of chromite, PGE and vanadium targets at Koitelainen.  All drilling was completed on behalf of GTK, and the core remains in storage in Finland.

Using 42 drill holes, GTK undertook a resource estimate for a vanadium enriched ilmenomagnetite unit, discovered within the upper parts of the Koitelainen layered intrusion.  Using 17 drill holes and 4 drill holes, GTK completed historic resource calculations on the UC and LC horizons, respectively.  The UC layer is 1.3 m thick, and is noted to be very strike extensive with predictable grade and thickness.  Historical resource estimates are provided in Table 17 and are based upon a report entitled “Koitelaisen malmitutkimukset vuosina 1979-1989” by Mutatanen, T. 1989 on behalf of the GTK.

Table 17:  Historical Resource Estimate for the Koitelainen Chromite Project, Finland

Name	Historical Resources (Million tonnes)	Cr %	PGE ppm	V %	Comments
Magnetite Gabbro*	10.8	0.0	0.00	0.2	42 drill holes used in resource calculation. 4 strike extensive mineralized units, up to 40m thick.
Koitelainen UC*	70.0	15.7	1.10	0.0	The distinct UC layer averages 1.3 m thick. Resource to 500m vertical depth. 17 drill holes used in resource calculation.
Koitelainen LC*	2.0	14.4	1.38	0.4	The three to six LC layers extends for at least 20 km along strike.

*
The data from these projects is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards. Tasman has not completed sufficient exploration to verify the estimates and we are not treating them as NI 43-101 defined resources or reserves verified by a qualified person; the historical estimate should not be relied upon.

Metallurgical testwork from Koitelainen has been poorly recorded and appears limited to the Magnetite Gabbro. In 1976, it is reported that drill core was used as feed materials for weak magnetic separation testwork. Recovery of the magnetic material was approximately 90%, with a concentrate grade of 50-50% Fe and 0.8-1.2% V.

2016 Exploration Budget

The Company is focussing its efforts on the optimization of the Norra Kärr project and does not anticipate incurring significant costs on its other projects until a further financing is completed.  The Company has prepared a budget of approximately $1,500,000 for the fiscal year ending August 31, 2016, comprising of $850,000 for exploration, metallurgy and permitting activities on the Norra Kärr, Olserum and other properties and $650,000 for ongoing corporate and field general administration and overhead.

The exploration budget may change pending any future financings.

Qualified Person

The qualified person for Tasman’s projects, Mr. Mark Saxon, the Company’s President and Chief Executive Officer, a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has reviewed and verified the contents of this document.

Selected Financial Data

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with IFRS.

	For the Years Ended August 31,
	2015 $	2014 $	2013 $
Operations:
Revenues	Nil	Nil	Nil
Expenses	(1,477,151)	(2,432,082)	(3,093,770)
Other items	58,011	(9,926)	(387,472)
Net loss before deferred income tax	(1,419,140)	(2,442,008)	(3,481,242)
Deferred income tax	Nil	Nil	Nil
Net loss	(1,419,140)	(2,442,008)	(3,481,242)
Other comprehensive loss	(4,128)	(2,390)	(56,057)
Comprehensive loss	(1,423,268)	(2,444,398)	(3,537,299)
Basic and diluted loss per share	(0.02)	(0.04)	(0.06)
Dividends per share	Nil	Nil	Nil

Balance Sheet:
Working capital	2,478,303	5,403,122	5,094,986
Total assets	15,340,805	17,375,571	13,856,353
Total long-term liabilities	Nil	Nil	Nil

The following selected financial information is derived from the unaudited condensed consolidated interim financial statements of the Company prepared in accordance with IFRS.

	Fiscal 2015				Fiscal 2014
Three Months Ended	Aug. 31, 2015 $	May 31, 2015 $	Feb. 28, 2015 $	Nov. 30, 2014 $	Aug. 31, 2014 $	May 31, 2014 $	Feb. 28, 2014 $	Nov. 30, 2013 $
Operations:
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Expenses	(307,371)	(317,782)	(394,274)	(457,724)	(449,118)	(578,083)	(638,057)	(766,824)
Other items	17,483	16,041	8,491	15,996	(2,287)	(33,713)	15,157	10,917
Net loss	(289,888)	(301,741)	(385,783)	(441,728)	(451,405)	(611,796)	(622,900)	(755,907)
Other comprehensive gain(loss)	20,731	(23,410)	219	(1,668)	16,744	(10,141)	3,014	(12,007)
Comprehensive loss	(269,157)	(325,151)	(385,564)	(443,396)	(434,661)	(621,937)	(619,886)	(767,914)
Basic and diluted loss per share	(0.00)	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Balance Sheet:
Working capital	2,478,303	2,982,098	3,401,657	4,347,099	5,403,122	7,160,151	7,056,411	4,091,866
Total assets	15,340,805	15,535,415	15,956,698	16,451,844	17,375,571	17,470,818	16,682,588	13,130,518
Total long term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue.

Three Months Ended August 31, 2015 Compared to the Three Months Ended August 31, 2014

During the three months ended August 31, 2015 (“Q4/2015”) the Company reported a net loss of $289,888 ($0.00 per share), compared to a net loss of $451,405 ($0.01 per share) for the three months ended August 31, 2014 (“Q4/2014”), a decrease in loss of $161,517.  The decrease was attributed primarily to reduction in general exploration, professional fees and travel recorded in Q4/2015 compared to Q4/2014 as the Company reduced activities during the current economic period.

Year Ended August 31, 2015 Compared to the Year Ended to August 31, 2014

During the year ended August 31, 2015 (“fiscal 2015”), the Company incurred a net loss of $1,419,140 ($0.02 per share), a decrease in loss of $1,022,868, compared to a loss of $2,442,008 ($0.04 per share) for the year ended August 31, 2014 (“fiscal 2014”).  The decrease in loss during fiscal 2015 was attributed primarily to a reduction of corporate and field general administration and overhead activities during the current economic period, reduction in corporate development and legal costs, reallocation of human resources and reduced recognition of share-based compensation.

Excluding share-based compensation, general and administrative expenses decreased by $781,031, from $2,206,882 during fiscal 2014 to $1,425,851 during fiscal 2015.  Specific general and administrative expenses with significant fluctuations are as follows:

(i)
$88,955 (2014 - $180,525) for travel expenses, primarily for Company personnel to oversee the Company’s ongoing property exploration programs, attend international investment conferences and conduct financing activities.  Travel expenses were lower during fiscal 2015 compared to fiscal 2014 as a result of the Company participating in fewer international investment conferences and reduced trips to conduct financing and investor relations activities.  During fiscal 2014 the Company incurred significant travel expenses to oversee the Company’s ongoing property exploration programs, review financing proposals and to meet with consumers of REE production to establish working relationships;

(ii)
corporate development expenses were lower during fiscal 2015 compared to fiscal 2014 from $149,280 in fiscal 2014 to $36,673 in fiscal 2015.  During fiscal 2014 the Company participated in several international investment conferences and market awareness programs;

(iii)
salaries and benefits decreased by $261,012, from $304,999 in fiscal 2014 to $43,987 in fiscal 2015 mainly due to the change in personnel and a reduction of staff employed by the Company.  In fiscal 2014 the Company’s general manager was directly employed.  In fiscal 2015 the manager’s services were provided through an engineering firm and, thus, recorded as part of professional fees;

(iv)
legal expenses decreased by $69,112, from $246,118 in fiscal 2014 to $177,006 in fiscal 2015 period.  During fiscal 2014 legal costs were higher due to the preparation and filing of a base shelf prospectus;

(v)	general exploration activities were limited in fiscal 2015 and, as a result, $15,507 was incurred compared to $82,650 in fiscal 2014; and

(vi)	office expenses decrease by $44,032, from $91,905 in fiscal 2014 to $47,873 in fiscal 2015 due to the reduction in corporate and field general administration activities in fiscal 2015.

During fiscal 2015 the Company recorded $51,300 (2014 - $225,200) for share-based compensation for the immediate vesting of 135,000 (2014 - 360,000) share options granted.

During fiscal 2015 the Company did not complete any private placements.  During fiscal 2014 the Company completed a private placement of 4,919,940 units for gross proceeds of $5,411,934.  In addition, during fiscal 2014, the Company received $351,000 from the exercises of share options for 285,000 common shares.  The proceeds from the private placement and the exercises of share options were utilized to advance work on the Company’s Norra Kärr and Olserum projects and for general working capital purposes.

Interest income generated during fiscal 2015 was $44,679, a decrease of $60,481 from $105,160 earned during fiscal 2014.  The decrease in interest income during fiscal 2015 was due to higher levels of cash held during fiscal 2014.

Investments

The Company holds 2,647,059 common shares of Hannans Reward Limited (“Hannans”) and 600,000 common shares of Thomson Resources Ltd. (“Thomson”), public companies listed on the Australian Stock Exchange, and have been designated as available-for-sale for accounting purposes.  As at August 31, 2015 the quoted market value of the Hannans shares was $12,402 and the Thomson shares was $22,488.

Exploration and Evaluation Assets

During fiscal 2015 the Company incurred a total of $1,616,519 (2014 - $3,029,350) on the acquisition, exploration and evaluation of its unproven resources assets, of which $1,493,960 (2014 - $2,779,131) was incurred on the Norra Kärr property, $37,654 (2014 - $98,769) was incurred on the Olserum property and $84,905 (2014 - $151,450) on other properties.  Primary activities during fiscal 2015 were focused on completing metallurgical testing and preparation of the PFS on the Norra Kärr property.  Details of the exploration activities conducted during fiscal 2015 are described in “Exploration Projects” in this MD&A.

The carrying costs of the Company’s exploration and evaluation assets are as follows:

	As at August 31, 2015			As at August 31, 2014
	Acquisition Costs $	Deferred Exploration Costs $	Total $	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	103,260	11,372,780	11,476,040	92,797	9,889,283	9,982,080
Olserum	182,058	581,111	763,169	159,317	573,352	732,669
Other Properties	168,281	68,528	236,809	112,853	39,051	151,904
	453,599	12,022,419	12,476,018	364,967	10,501,686	10,866,653

Exploration and evaluation activities incurred during fiscal 2015 and 2014 are as follows:

	Rare Earth Element Properties			Other
	Norra Kärr $	Olserum $	Other $	Properties $	Total $

Balance at August 31, 2013	7,202,949	633,900	44,230	2,860	7,883,939
Exploration costs
Consulting	579,055	72,570	-	33,436	685,061
Database	2,424	-	-	191	2,615
Exploration site	8,490	1,069	-	265	9,824
Geochemical	94,575	3,723	-	4,192	102,490
Geological	156,299	-	-	-	156,299
Maps	1,442	-	-	437	1,879
Metallurgical testing	429,895	-	-	-	429,895
Recovery	(69,808)	-	-	-	(69,808)
Salaries	43,853	-	-	-	43,853
Surface rights	76,364	-	-	-	76,364
Technical report	1,364,575	-	-	-	1,364,575
Travel	22,215	2,896	-	76	25,187
	2,709,379	80,258	-	38,597	2,828,234
Acquisition costs
Mining rights	16,832	18,511	-	16,353	51,696
Issuance of common shares	52,920	-	-	51,500	104,420
Acquisition	-	-	-	45,000	45,000
	69,752	18,511	-	112,853	201,116
Impairment	-	-	(44,230)	(2,406)	(46,636)
Balance at August 31, 2014	9,982,080	732,669	-	151,904	10,866,653
Exploration costs
Consulting	381,013	5,326	-	6,148	392,487
Drilling	107,857	-	-	-	107,857
Exploration site	1,641	-	-	200	1,841
Geochemical	35,346	-	-	2,955	38,301
Geological	72,494	-	-	-	72,494
Maps	-	1,158	-	2,673	3,831
Recovery	(52,670)	-	-	-	(52,670)
Salaries	44,255	1,903	-	17,501	63,659
Surface rights	106,278	-	-	-	106,278
Technical report	784,944	-	-	-	784,944
Travel	2,339	-	-	-	2,339
	1,483,497	8,387	-	29,477	1,521,361

	Rare Earth Element Properties			Other
	Norra Kärr $	Olserum $	Other $	Properties $	Total $

Acquisition costs
Mining rights	10,463	29,267	-	9,899	49,629
Acquisiton	-	-	-	45,529	45,529
	10,463	29,267	-	55,428	95,158
Impairment	-	(7,154)	-	-	(7,154)
Balance at August 31, 2015	11,476,040	763,169	-	236,809	12,476,018

Financial Condition / Capital Resources

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

To date the Company has not conducted any borrowing outside of its accounts payable and accrued liabilities incurred for operations and exploration activities.  The Company maintains its cash primarily in Canadian currency in a major Canadian financial institution.  The funds are held in interest-bearing accounts.  The Company is not exposed to significant credit or interest rate risk although cash is held in excess of federally insured levels.

The Company advances funds to its subsidiary as required to satisfy ongoing levels of operations.  There are no legal or economic restrictions on the ability of the Company’s subsidiary to transfer funds to the Company in the form of cash dividends, loans or advances.

As at August 31, 2015 the Company had working capital of $2,478,303.  The Company has prepared a budget of approximately $1,500,000 for the fiscal year ending August 31, 2016.  Although the Company has sufficient financial resources to meet estimated corporate administration costs for fiscal 2016, it will need to conduct additional financings to conduct further exploration programs.

The Company has relied solely on equity financing to raise the requisite financial resources.  While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

Contractual Commitments

The Company has no contractual commitments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company has not entered into any proposed transactions.

Critical Accounting Estimates

Critical Judgments and Sources of Estimation Uncertainty

The preparation of the consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  These consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.  These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Judgments

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

(i)	The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management.
(ii)
Management is required to assess the functional currency of each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

(iii)
Management is required to assess impairment in respect of exploration and evaluation assets.  The triggering events are defined in IFRS 6.  In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves.  The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

(iv)
Although the Company takes steps to verify title to exploration and evaluation assets in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year:

(i)
Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.  The Company reviews the adequacy of these provisions at the end of the reporting period.  However, it is possible that at some future date an additional liability could result from audits by taxing authorities.  Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

(ii)
The assessment of any impairment of exploration and evaluation assets, and property, plant and equipment is dependent upon estimates of the recoverable amount that take into account factors such as reserves, economic and market conditions and the useful lives of assets.  As a result of this assessment, management has carried out an impairment test on certain other exploration and evaluation assets and an impairment charge of $7,154 was made during fiscal 2015 (fiscal 2014 - $46,636).

Changes in Accounting Policies

There are no changes in accounting policies.

Transactions with Related Parties

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)
Transactions with Key Management Personnel

During fiscal 2015 and 2014 the following amounts were incurred with respect to the Company’s executive officers, comprising the President and CEO (Mark Saxon), former Vice-President of Corporate Development (James Powell) and Chief Financial Officer (Nick DeMare):

	2015 $	2014 $
Management fees - Mr. Saxon	180,000	163,500
Professional fees - Mr. Powell*	41,500	95,500
Professional fees - Mr. DeMare	42,000	36,000
	263,500	295,000
*Mr. Powell resigned on February 13, 2015.

As at August 31, 2015, $36,000 (2014 - $32,000) of the above amounts remained unpaid.

The Company has a management agreement with Mr. Saxon, which provides that in the event his services as President are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $15,000 per month, is payable.  If the termination had occurred on August 31, 2015 the amount payable under the agreement would be $360,000.

(b)	Transactions with Other Related Parties

(i)
During fiscal 2015 and 2014 the following amounts were incurred with respect to the Company’s non-management directors of the Company (David Henstridge, Robert G. Atkinson, Gil Leathley and Michael Hudson):

	2015 $	2014 $
Professional fees - Mr. Henstridge	30,000	39,000
Professional fees - Mr. Atkinson	18,000	18,000
Professional fees - Mr. Leathley	42,000	36,000
Professional fees - Mr. Hudson	30,000	30,000
	120,000	123,000

As at August 31, 2015, $29,500 (2014 - $20,000) of the above amounts remained unpaid.

(ii)
During fiscal 2015 the Company incurred a total of $52,570 (2014 - $58,300) to Chase for accounting and administration services provided by Chase personnel, excluding Mr. DeMare, and $4,020 (2014 - $4,020) for rent.  As at August 31, 2015, $3,335 (2014 - $3,335) remained unpaid.

(c)
During fiscal 2015 the Company incurred $25,590 (2014 - $23,251) for shared administration costs with Mawson Resources Limited (“Mawson”) a public company with common officers and directors.  As at August 31, 2015, $1,410 (2014 - $363) of the amount remained unpaid.

(d)
During fiscal 2015 the Company recorded a recovery of $21,892 (2014 - $36,844) for shared office personnel and costs from Mawson, Tinka Resources Limited and Flinders Resources Ltd., public companies with common officers and directors.

(e)	During fiscal 2015 the Company completed the purchase of the Chromite Projects from Kipu. See “Exploration Projects - Chromite Projects.”

Risks and Uncertainties

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities.  Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on any properties, the Company must obtain regulatory and environmental approvals.  There is no assurance that such approvals can be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company’s material mineral properties are located in Scandinavia and consequently the Company is subject to certain risks, including currency fluctuations which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by governmental regulations relating to the mining industry.

For additional risks and uncertainties relating to the Company and its business, readers are encouraged to read Tasman’s Annual Report on Form 20-F for the fiscal year ended August 31, 2015 available at www.sedar.com, www.sec.gov or the Company’s website at www.tasmanmetals.com.

Outstanding Share Data

The Company’s authorized share capital is unlimited common shares without par value.  As at November 26, 2015, there were 66,141,922 outstanding common shares, 4,935,435 warrants outstanding with an exercise price of $1.50 per common share, 295,907 compensation options outstanding with an exercise price of $1.10 per unit and 525,000 share options outstanding with exercise prices ranging from $0.60 to $1.47 per common share.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings (“52-109”), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.  Management relies upon certain informal procedures and communication, and upon “hands-on” knowledge of senior management.  Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company’s disclosure controls and procedures.

Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS;

providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s consolidated financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2003).  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of August 31, 2015.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the fiscal year beginning on September 1, 2014 and ending on August 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.